NSAR ITEM 77C


Van Kampen American Capital California Quality Municipal Trust (VQC)


(a)  A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital California Quality Municipal Trust (the "Fund") included:

     None

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For   7,455,039               Against   146,251


     (2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For   3,599,687               Against   225,352